Filed pursuant to Rule 424(b)(3)

Registration No. 333-281063

Prospectus Supplement No. 1

MULLEN AUTOMOTIVE INC.

Dated August 23, 2024

To the Prospectus dated August 2, 2024

This prospectus supplement amends the information in the section entitled “Selling Stockholders” of our prospectus dated August 2, 2024 relating to the resale of 85,000,000 shares of our Common Stock issuable upon the exercise of convertible notes and warrants (the “Prospectus”).

The purpose of this prospectus supplement is to modify the “Selling Stockholders” section of the Prospectus to reflect the assignment of warrants to purchase shares of our Common Stock by Esousa Group Holdings, LLC (“Esousa”), which is listed as a selling stockholder, to Acuitas Capital LLC (“Transferee”).

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “MULN”. On August 23, 2024, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $0.3355 per share.

Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should read and carefully consider the risks described in the Prospectus under the heading “Risk Factors” beginning on page 5 of the Prospectus and in our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

References to “Selling Stockholders” in the Prospectus and the table in the section entitled “Selling Stockholders” are hereby amended and restated to reflect the assignment by Esousa of warrants to purchase shares of our Common Stock to Transferee.

This prospectus supplement should be read in conjunction with the Prospectus.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders, upon the conversion of Notes and the exercise of Warrants. For additional information regarding the issuances of those shares of Common Stock pursuant to the conversion of the Notes and exercise of the Warrants, see section “Private Placement of Notes and Warrants” above. We are registering the Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the purchase and ownership of our securities and as described below, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. Except as noted below, the first column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder as of August 15, 2024, assuming conversion of the Notes and cash-basis exercise of the Warrants on that date, without regard to any limitations on exercises, and excluding any shares of Common Stock underlying additional Notes and Warrants that may be issued pursuant to the Additional Investment Rights pursuant to the terms of the Securities Purchase Agreement. The first column does not give effect to the shares of Common Stock issuable pursuant to the ELOC Purchase Agreement. The second column lists the maximum number of shares of Common Stock being offered by this prospectus by each of the Selling Stockholders. The additional shares of our Common Stock listed in the second column include shares that may be issuable under the anti-dilution provisions contained in the terms of the Subsequent Notes and Subsequent Warrants.

Under the terms of the Notes and the Warrants, a Selling Stockholder may not convert the Notes into Common Stock or exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99% of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon conversion of shares of the preferred stock which have not been converted or exercise of the Notes and Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares of Common Stock registered pursuant hereto. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering (1)	Percentage of Shares of Common Stock Owned After Offering
Esousa Holdings, LLC (2)	23,310,193	44,644,266	-	-
Acuitas Capital LLC (3)	10,000,000	10,000,000	-	-
Ault Lending, LLC (4)	625,503	5,034,003	-	-
JADR Capital 2 Pty Ltd (5)	15,747,467	20,025,552	-	-
Jim Fallon (6)	1,709,694	3,231,061	-	-
Jess Mogul (7)	378,323	807,761	-	-
Michael Friedlander (8)	256,389	644,877	-	-
Philip Bannister (9)	144,123	323,110	-	-
Matthew Krieger (10)	86,309	182,310	-	-
Mario Silva (11)	44,378	107,060	-	-

(1)	Assumes the sale of all shares of Common Stock being offered pursuant to this prospectus. Also assumes the sale of all shares of Common Stock offered pursuant to the prospectus dated May 29, 2024, included as part of a registration statement on Form S-1 (File No. 333-279565).
(2)	Consists of (i) 5,100,000 shares of Common Stock, (ii) 4,785,104 shares of Common Stock issuable upon conversion of notes, (iii) 13,425,089 shares of Common Stock issuable upon cash exercise of warrants, and (iv) 1 share of Common Stock issuable upon conversion of 458 shares of Series C Preferred Stock held by Esousa Holdings, LLC, which may be deemed to be beneficially owned by Michael Wachs, who serves as the sole managing member for Esousa Holdings, LLC. The address for Esousa Holdings, LLC and Michael Wachs is 211 E 43rd St, 4th Fl, New York, NY 10017.

(3)	Reflects shares beneficially owned as of August 23, 2024 resulting from the exercise of warrants, which may be deemed to be beneficially owned by Terren Peizer, who serves as the Chief Executive Officer of Acuitas Capital LLC. The address for Acuitas Capital LLC is 1405 Pioneer Street, Brea, California 92821.
(4)	Consists of shares of Common Stock issuable upon cash exercise of Warrants, which may be deemed to be beneficially owned by David Katzoff, who serves as the Manager of Ault Lending, LLC. The address for Ault Lending, LLC is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.
(5)	Consists of (i) 5,068,255 shares of Common Stock, (ii) 7,726,044 shares of Common Stock issuable upon conversion of notes as of the Record Date, and (iii) 2,953,168 shares of Common Stock issuable upon cash exercise of warrants, which may be deemed to be beneficially owned by Justin Davis-Rice, who serves as the Director of JADR Capital 2 Pty Ltd. The address for JADR Capital 2 Pty Ltd is Suite 61.06, 25 Martin Place, Sydney NSW 2000 Australia.
(6)	Consists of (i) 1,246,550 shares of Common Stock issuable upon conversion of Notes; and (ii) 463,144 shares of Common Stock issuable upon cash exercise of Warrants. The address for Jim Fallon is 137 West 83rd St, Apt 5W, New York, NY 10024.
(7)	Consists of (i) 311,635 shares of Common Stock issuable upon conversion of Notes; and (ii) 66,688 shares of Common Stock issuable upon cash exercise of Warrants. The address for Jess Mogul is 347 W 87 St, Apt 2R, New York, NY 10024.
(8)	Consists of (i) 248,800 shares of Common Stock issuable upon conversion of Notes; and (ii) 7,589 shares of Common Stock issuable upon cash exercise of Warrants. The address for Michael Friedlander is 46 Tarryhill Rd, Tarrytown, NY 10591.
(9)	Consists of (i) 110,379 shares of Common Stock issuable upon conversion of Notes; and (ii) 33,744 shares of Common Stock issuable upon cash exercise of Warrants. The address for Philip Bannister is 103 High Street East Williston, NY 11596.
(10)	Consists of (i) 70,337 shares of Common Stock issuable upon conversion of Notes; and (ii) 15,972 shares of Common Stock issuable upon cash exercise of Warrants. The address for Matthew Krieger is 55 Sunnyside Pl., Irvington, NY 10533.
(11)	Consists of (i) 37,505 shares of Common Stock issuable upon conversion of Notes; and (ii) 6,873 shares of Common Stock issuable upon cash exercise of Warrants. The address for Mario Silva is 33 New St, Purchase, NY 10577.

4